UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36430

Tuniu Corporation

Tuniu Building No. 32

Suningdadao, Xuanwu District

Nanjing, Jiangsu Province 210042

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Tuniu Corporation (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, other than (i) Dragon Rabbit Capital Limited, (ii) Affiliates of HNA Trust (as defined below), (iii) Affiliates of Caissa Group (as defined below) and (iv) Verne Capital Limited, no shareholder beneficially owned more than 5% of the Company’s outstanding shares or its aggregate voting power as of February 28, 2023.

•	Dragon Rabbit Capital Limited held 3.8% of the Company’s total outstanding shares and 20.5% of the Company’s aggregate voting power as of February 28, 2023. Dragon Rabbit Capital Limited is a British Virgin Islands company indirectly wholly-owned by a trust, of which Mr. Dunde Yu’s family is the beneficiary. Dragon Rabbit Capital Limited is not a governmental entity of China.

•	BHR Winwood Investment Management Limited and Hong Kong Praise Tourism Investment Limited (collectively, “Affiliates of HNA Trust”) in the aggregate held 27.0% of the Company’s total outstanding shares and 19.0% of the Company’s aggregate voting power as of February 28, 2023. The Affiliates of HNA Trust are both companies incorporated in Hong Kong and ultimately controlled by Hainan HNA No.2 Trust Management Services Co., Ltd. (the “HNA Trust”), a trust set up after the bankruptcy of HNA Group Co. Limited to manage certain of its affiliates. The Affiliates of HNA Trust are not governmental entities of China.

•	Fabulous Jade Global Limited and Hopeful Tourism Limited (collectively, “the Affiliates of Caissa Group”) in the aggregate held 21.0% of the Company’s total outstanding shares and 14.8% of the Company’s aggregate voting power as of February 28, 2023. Fabulous Jade Global Limited (a British Virgin Island company) and Hopeful Tourism Limited (a Hong Kong company) are both indirectly wholly-owned subsidiaries of Caissa Sega Tourism Culture Development Group Co., Ltd., a private company incorporated in China. The Affiliates of Caissa Group are not governmental entities of China.

•	Verne Capital Limited held 3.0% of the Company’s total outstanding shares and 13.9% of the Company’s aggregate voting power as of February 28, 2023. Verne Capital Limited is an indirectly wholly-owned subsidiary of Fullshare Value Fund II L.P., whose general partner is an indirectly wholly-owned subsidiary of Fullshare Holdings Limited (HKEX: 0607). Verne Capital Limited is not a governmental entity of China.

The above-mentioned entities hold a substantial majority of the Company’s total voting power on a combined basis.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023 for more details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By	:	/s/ Dunde Yu
Name	:	Dunde Yu
Title	:	Chairman and Chief Executive Officer

Date: April 27, 2023